Exhibit 21
Subsidiaries of the Registrant

Name	Jurisdiction of Organization
AbVitro LLC	Delaware
JuMP Holdings, LLC	Washington
Juno Therapeutics GmbH	Germany
JW (Cayman) Therapeutics Co. Ltd.*	Cayman Islands
JW (Hong Kong) Therapeutics Limited*†	Hong Kong S.A.R.
JW Therapeutics (Shanghai) Co., Ltd*†	China
RedoxTherapies, Inc.	Delaware
X-Body, Inc.	Delaware
*    Not wholly owned by the Registrant.
†    Indirect ownership.